Ex 99.1

FOR IMMEDIATE RELEASE	Friday, July 23, 2010

(All amounts in U.S. dollars.

Per share information based on diluted

shares outstanding unless noted otherwise).

CELESTICA ANNOUNCES SECOND QUARTER FINANCIAL RESULTS

Second Quarter 2010 Summary

•      Revenue of $1.59 billion, compared to $1.40 billion for the same period last year

•      GAAP net loss of $(6.1) million, or $(0.03) per share, compared to GAAP net earnings of $5.3 million, or $0.02 per share, last year

•      Non-GAAP adjusted net earnings of $0.21 per share, compared to $0.14 per share for the same period last year

•      Non-GAAP return on invested capital of 23.9%, compared to 17.9% last year

•      Non-GAAP operating margin of 3.4%, compared to 3.2% last year

•      Non-GAAP adjusted gross margin of 7.0%, compared to 7.5% last year

•      Inventory turns of 8.4x, compared to 7.8x turns last year

•      Celestica to expand healthcare capabilities through acquisition of Allied Panels GmbH

•      Celestica announces share repurchase plan

•      Third quarter of 2010 guidance: revenue of $1.55 billion - $1.65 billion, non-GAAP adjusted net earnings per share of $0.20 - $0.24.

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced financial results for the second quarter ended June 30, 2010.

Second Quarter and YTD Results

Revenue for the quarter was $1.59 billion, compared to $1.40 billion in the second quarter of 2009. GAAP net loss was $(6.1) million, or $(0.03) per share, compared to GAAP net earnings of $5.3 million, or $0.02 per share, for the same period last year.

Adjusted net earnings for the quarter were $48.3 million, or $0.21 per share, compared to adjusted net earnings of $31.1 million, or $0.14 per share, for the same period last year. The term adjusted net earnings is a non-GAAP measure defined as net earnings before stock-based compensation, amortization of intangible assets (excluding computer software), restructuring and other charges, and gains or losses related to the repurchase of shares or debt, net of tax adjustment and significant deferred tax write-offs or recoveries. Detailed GAAP financial statements and supplementary information related to adjusted net earnings and other non-GAAP measures appear at the end of this press release.

For the six months ended June 30, 2010, revenue was $3.10 billion, compared to $2.87 billion for the same period in 2009. GAAP net earnings were $19.8 million, or $0.09 per share, compared to $24.5 million, or $0.11 per share, for the same period last year. Adjusted net earnings for the six months ended June 30, 2010 were $91.4 million, or $0.39 per share, compared to $64.7 million, or $0.28 per share, for the same period in 2009.

more…

Second Quarter Results Compared to Guidance

The company’s revenue and adjusted net earnings per share for the second quarter of 2010 were within the company’s published guidance, announced on April 22, 2010, of revenue of $1.50 billion to $1.60 billion, and adjusted net earnings per share of $0.19 to $0.23.

“Celestica’s year-over-year increase in revenue reflects the progress the company is making toward achieving its revenue growth objectives in its targeted end markets,” said Craig Muhlhauser, President and Chief Executive Officer.  “Recent wins in our consumer, computing, industrial segments, and the after-market services business, are expected to further contribute to our revenue growth in the fourth quarter.”

Celestica to expand healthcare capabilities through acquisition of Allied Panels Entwicklungs-und Produktions GmbH (Allied Panels)

Celestica announced it has signed a definitive agreement to acquire Allied Panels, a medical engineering and manufacturing service provider, offering concept-to-full-production solutions in medical devices, with a core focus on diagnostic imaging products. The acquisition will expand Celestica’s capabilities in the healthcare diagnostic and imaging market. Allied Panels’ customers include GE Healthcare, Siemens Healthcare, Sonosite and SuperSonic Imagine. Allied Panels’ headquarters and main development and production centre is located in Frankenburg, Austria, with an additional engineering and manufacturing services center in Madison, Wisconsin, USA. With annual revenue of approximately 40 million euros, Allied Panels currently employs 130 people. This transaction is expected to close in the third quarter of 2010.

Celestica announces share repurchase plan

Celestica announced its intention to launch a Normal Course Issuer Bid (NCIB), subject to the approval of the Toronto Stock Exchange.  If approved, the company expects to be authorized to repurchase, at its discretion during the next 12 months, up to approximately 18 million, or 9%, of its subordinate voting shares on the open market subject to the normal terms and limitations of such bids.  The number of subordinate voting shares which may be purchased will be reduced by the number of subordinate voting shares purchased for employee equity-based incentive programs.  Any subordinate voting shares purchased by Celestica under the NCIB will be cancelled.

Third Quarter of 2010 Outlook

For the third quarter ending September 30, 2010, the company anticipates revenue to be in the range of $1.55 billion to $1.65 billion, and adjusted net earnings per share to be in the range of $0.20 to $0.24.  The company expects a negative $0.06 to $0.11 per share impact on a GAAP basis for the following items: quarterly stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges.

Second Quarter Webcast

Management will host its quarterly results conference call today at 8:00 a.m. Eastern. The webcast can be accessed at www.celestica.com.

Supplementary Information

In addition to disclosing detailed results in accordance with Canadian generally accepted accounting principles (GAAP), Celestica provides supplementary non-GAAP measures to consider in evaluating the company’s operating performance.  See Schedule I.

Management uses adjusted net earnings and other non-GAAP measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results, both internally and against operating results of competitors; to enhance investors’ understanding of the core operating results of our business; and to set management incentive targets.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

For further information on Celestica, visit its website at http://www.celestica.com. The company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Safe Harbor and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry, our financial operational results including quarterly guidance and the impact of recent program wins on our financial results, our financial or operational performance, and our expectations regarding our proposed Normal Course Issuer Bid, including its approval, timing, and permitted number of shares to be repurchased thereunder.  Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves.  Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry, including changes in the trend for outsourcing; our dependence on a limited number of customers and end markets; variability of operating results among periods; the challenges of effectively managing our operations, including responding to significant changes in demand from our customers; the challenges of managing rising labor costs; our inability to retain or expand our business due to execution problems resulting from significant headcount reductions, plant closures and product transfer activities; the delays in the delivery and/or general availability of various components and materials used in our manufacturing process; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; the challenge of managing our financial exposures to foreign currency fluctuations; the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers; and the risk of non-approval of our Normal Course Issuer Bid.  These and other risks and uncertainties, as well as other information related to the company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian securities regulators. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As of its date, this press release contains any material information associated with the Company’s financial results for the second quarter ended June 30, 2010 and revenue, adjusted net earnings and GAAP net earnings guidance for the third quarter ending September 30, 2010.  Revenue and earnings guidance is reviewed by the Company’s Board of Directors.  Our revenue and earnings guidance is based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond the control of the Company. The material assumptions may include the following: forecasts from our customers, which range from 30 to 90 days and can fluctuate significantly in terms of volume and mix of products; timing and investments associated with ramping new business; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; technological developments; and the timing and execution of our restructuring plan. These assumptions are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties referred to above.  It is Celestica’s policy that revenue and earnings guidance is effective on the date given, and will only be updated through a public announcement.

Contacts:

Laurie Flanagan	Paul Carpino
Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

Schedule I

Supplementary Non-GAAP Measures

Our non-GAAP measures include gross profit, gross margin (gross profit as a percentage of revenue), selling, general and administrative expenses (SG&A), SG&A as a percentage of revenue, operating earnings (EBIAT), operating margin (EBIAT as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, return on invested capital and free cash flow. In calculating these non-GAAP financial measures, management excludes the following items:  stock-based compensation, amortization of intangible assets (excluding amortization of computer software), restructuring and other charges (most significantly restructuring charges), the write-down of goodwill and long-lived assets, and gains or losses related to the repurchase of shares or debt, net of tax adjustment and significant deferred tax write-offs or recoveries.

These non-GAAP measures do not have any standardized meaning prescribed by Canadian or U.S. GAAP and are not necessarily comparable to similar measures presented by other companies. Non-GAAP measures are not measures of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for any standardized measure under Canadian or U.S. GAAP.  The most significant limitation to management’s use of non-GAAP financial measures is that the charges and expenses excluded from the non-GAAP measures are nonetheless charges that are recognized under GAAP and that have an economic impact on the company.  Management compensates for these limitations primarily by issuing GAAP results to show a complete picture of the company’s performance, and reconciling non-GAAP results back to GAAP.

The economic substance of these exclusions and management’s rationale for excluding these from non-GAAP financial measures is provided below:

Stock-based compensation, which represents the estimated fair value of stock options and restricted stock units granted to employees, is excluded since grant activities vary significantly from quarter to quarter in both quantity and fair value.  In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude stock-based compensation from their core operating results, who may have different granting patterns and types of equity awards, and who may use different option valuation assumptions than we do. Prior to the fourth quarter of 2009, the company only excluded stock options from its non-GAAP measures.  Comparables for prior periods reflect the exclusion of stock options and restricted stock units.

Amortization charges (excluding computer software) consists of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses.  Amortization of intangibles varies among competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges.

Restructuring and other charges, which consist primarily of employee severance, lease termination and facility exit costs associated with closing and consolidating manufacturing facilities and reductions in infrastructure, are excluded because such charges are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities.  We believe that excluding these charges permit a better comparison of our core operating results with those of our competitors who also generally exclude these costs in assessing operating performance.

Impairment charges, which consist of non-cash charges against goodwill and long-lived assets, result primarily when the carrying value of these assets exceeds their fair value.  These charges are excluded because they are generally non-recurring. In addition, our competitors may record impairment charges at different times and excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Gains or losses related to the repurchase of shares or debt are excluded as these gains or losses do not impact core operating performance and vary significantly among our competitors who also generally exclude these charges in assessing operating performance.

Significant deferred tax write-offs or recoveries are excluded as these write-offs or recoveries do not impact core operating performance and vary significantly among our competitors who also generally exclude these charges in assessing operating performance.

The following table sets forth, for the periods indicated, a reconciliation of Canadian GAAP to non-GAAP measures (in millions of U.S. dollars, except per share amounts):

	Three months ended June 30				Six months ended June 30
	2009		2010		2009		2010
		% of		% of		% of		% of
		revenue		revenue		revenue		revenue

Revenue	$1,402.2		$1,585.4		$2,871.6		$3,103.5

GAAP gross profit	$101.7	7.3%	$107.6	6.8%	$212.9	7.4%	$213.3	6.9%
Stock-based compensation	3.6		4.1		6.6		8.1
Non-GAAP gross profit	$105.3	7.5%	$111.7	7.0%	$219.5	7.6%	$221.4	7.1%

GAAP SG&A	$61.9	4.4%	$61.3	3.9%	$129.3	4.5%	$121.8	3.9%
Stock-based compensation	(4.7)		(6.6)		(8.1)		(11.6)
Non-GAAP SG&A	$57.2	4.1%	$54.7	3.5%	$121.2	4.2%	$110.2	3.6%

GAAP earnings before income taxes	$3.6	0.3%	$17.9	1.1%	$18.9	0.7%	$41.0	1.3%
Net interest expense	10.7		0.8		20.9		4.7
Stock-based compensation	8.3		10.7		14.7		19.7
Amortization of intangible assets (excluding computer software)	1.9		1.3		5.0		2.6
Restructuring and other charges	20.7		23.8		26.7		29.5
Gains or losses related to the repurchase of shares or debt	—		—		6.5		8.8
Non-GAAP operating earnings (EBIAT) (1)	$45.2	3.2%	$54.5	3.4%	$92.7	3.2%	$106.3	3.4%

GAAP net earnings (loss)	$5.3	0.4%	$(6.1)	-0.4%	$24.5	0.9%	$19.8	0.6%
Stock-based compensation	8.3		10.7		14.7		19.7
Amortization of intangible assets (excluding computer software)	1.9		1.3		5.0		2.6
Restructuring and other charges	20.7		23.8		26.7		29.5
Gains or losses related to the repurchase of shares or debt	—		—		6.5		8.8
Adjustments for taxes (2)	(5.1)		18.6		(12.7)		11.0
Non-GAAP adjusted net earnings	$31.1	2.2%	$48.3	3.0%	$64.7	2.3%	$91.4	2.9%

Diluted EPS
W.A. # of shares (in millions) - GAAP	230.2		230.3		229.7		232.8
GAAP earnings (loss) per share	$0.02		$(0.03)		$0.11		$0.09
W.A. # of shares (in millions) - non-GAAP	230.2		232.8		229.7		232.8
Non-GAAP adjusted net earnings per share	$0.14		$0.21		$0.28		$0.39

ROIC % (3)	17.9%		23.9%		18.3%		23.6%

GAAP cash provided by (used in) operations	$54.5		$(4.3)		$102.1		$7.2
Purchase of property, plant and equipment, net of sales proceeds	(13.5)		(10.2)		(45.0)		(12.5)
Non-GAAP free cash flow (4)	$41.0		$(14.5)		$57.1		$(5.3)

(1)   EBIAT is defined as earnings before interest, amortization and income taxes.  EBIAT also excludes stock-based compensation, restructuring and other charges, and gains or losses related to the repurchase of shares or debt.

(2)   The adjustment to GAAP taxes is based on the estimated effective income tax rate expected to be applicable for the full fiscal period taking into account the tax effects on the non-GAAP adjustments.

(3)   Management uses ROIC as a measure to assess the effectiveness of the invested capital it uses to build products or provide services to its customers. Our ROIC measure includes operating margin, working capital management and asset utilization. ROIC is calculated by dividing EBIAT by average net invested capital. Net invested capital consists of total assets less cash, accounts payable, accrued liabilities and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter. There is no comparable measure under Canadian or U.S. GAAP.

(4)   Management uses free cash flow as a measure, in addition to cash flow from operations, to assess operational cash flow performance. We believe free cash flow provides another level of transparency of our liquidity as it represents cash generated after the purchase of capital equipment and property (net of proceeds from sale of surplus equipment and property).

GUIDANCE SUMMARY

	Q2 10 Guidance	Q2 10 Actual	3Q 10 Guidance(5)
Revenue	$1.50B - $1.60B	$1.59B	$1.55B - $1.65B
Adjusted net EPS	$0.19 - $0.23	$0.21	$0.20 - $0.24

(5)   We expect a negative $0.06 to $0.11 per share impact on a GAAP basis for the following items: quarterly stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges.

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

(unaudited)

	December 31	June 30
	2009	2010
Assets
Current assets:
Cash and cash equivalents (note 6)	$937.7	$683.9
Accounts receivable	828.1	789.0
Inventories	676.1	676.8
Prepaid and other assets	74.5	64.6
Income taxes recoverable	21.2	16.8
Deferred income taxes	5.2	5.5
	2,542.8	2,236.6
Property, plant and equipment	393.8	372.7
Goodwill from business combinations (note 2)	—	3.0
Intangible assets	32.3	30.0
Other long-term assets	137.2	142.5
	$3,106.1	$2,784.8

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$927.1	$856.5
Accrued liabilities (note 4)	331.9	276.0
Income taxes payable	38.0	50.3
Current portion of long-term debt (note 3(b))	222.8	—
	1,519.8	1,182.8
Accrued pension and post-employment benefits	75.4	77.1
Deferred income taxes	28.0	26.7
Other long-term liabilities	7.1	6.5
	1,630.3	1,293.1
Shareholders’ equity:
Capital stock	3,591.2	3,597.0
Treasury stock	(0.4)	(13.1)
Contributed surplus	211.0	223.2
Deficit	(2,381.8)	(2,362.0)
Accumulated other comprehensive income	55.8	46.6
	1,475.8	1,491.7
	$3,106.1	$2,784.8

Contingencies (note 9).

Subsequent events (note 12).

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2009 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2009	2010	2009	2010

Revenue	$1,402.2	$1,585.4	$2,871.6	$3,103.5
Cost of sales	1,300.5	1,477.8	2,658.7	2,890.2
Gross profit	101.7	107.6	212.9	213.3
Selling, general and administrative expenses	61.9	61.3	129.3	121.8
Amortization of intangible assets	4.8	3.8	10.6	7.5
Other charges (note 4)	20.7	23.8	33.2	38.3
Interest on long-term debt	10.8	0.8	21.2	4.6
Other interest expense (income)	(0.1)	—	(0.3)	0.1
Earnings before income taxes	3.6	17.9	18.9	41.0
Income tax expense (recovery):
Current	3.4	19.9	6.1	23.0
Deferred	(5.1)	4.1	(11.7)	(1.8)
	(1.7)	24.0	(5.6)	21.2
Net earnings (loss) for the period	$5.3	$(6.1)	$24.5	$19.8

Basic earnings (loss) per share	$0.02	$(0.03)	$0.11	$0.09

Diluted earnings (loss) per share	$0.02	$(0.03)	$0.11	$0.09

Shares used in computing per share amounts:
Basic (in millions)	229.4	230.3	229.4	230.1
Diluted (in millions)	230.2	230.3	229.7	232.8

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2009 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2009	2010	2009	2010

Net earnings (loss) for the period	$5.3	$(6.1)	$24.5	$19.8
Other comprehensive income (loss), net of tax:
Currency translation adjustment	4.0	(1.3)	(5.1)	(3.3)
Change from derivatives designated as hedges	25.5	(9.7)	36.0	(5.9)
Comprehensive income (loss)	$34.8	$(17.1)	$55.4	$10.6

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2009 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2009	2010	2009	2010

Cash provided by (used in):
Operations:
Net earnings (loss) for the period	$5.3	$(6.1)	$24.5	$19.8
Items not affecting cash:
Depreciation and amortization	24.3	22.3	50.1	44.8
Deferred income taxes	(5.1)	4.1	(11.7)	(1.8)
Stock-based compensation	8.3	10.7	14.7	16.4
Restructuring charges (note 4)	0.7	0.5	1.3	0.3
Other charges	—	—	6.5	7.7
Other	(1.3)	(0.5)	(9.2)	(1.1)
Changes in non-cash working capital items:
Accounts receivable	(77.5)	10.7	265.1	39.6
Inventories	60.8	47.5	153.1	(0.2)
Prepaid and other assets	2.5	(5.2)	22.4	1.5
Income taxes recoverable	(1.6)	4.6	(4.6)	4.4
Accounts payable and accrued liabilities	39.6	(102.7)	(407.3)	(136.5)
Income taxes payable	(1.5)	9.8	(2.8)	12.3
Non-cash working capital changes	22.3	(35.3)	25.9	(78.9)
Cash provided by (used in) operations	54.5	(4.3)	102.1	7.2

Investing:
Acquisition (note 2)	—	—	—	(5.0)
Purchase of computer software and property, plant and equipment	(14.0)	(11.9)	(46.4)	(19.5)
Proceeds from sale of assets	0.5	1.7	1.4	7.0
Other	(0.3)	0.5	0.5	0.2
Cash used in investing activities	(13.8)	(9.7)	(44.5)	(17.3)

Financing:
Repurchase of Senior Subordinated Notes (Notes) (note 3(b))	—	—	(149.7)	(231.6)
Proceeds from termination of swap agreements (note 3(b))	—	—	14.7	—
Issuance of share capital	0.2	0.5	0.2	4.0
Purchase of treasury stock	(0.1)	(14.1)	(0.1)	(15.1)
Financing and other costs	(2.8)	(0.7)	(4.4)	(1.0)
Cash used in financing activities	(2.7)	(14.3)	(139.3)	(243.7)

Increase (decrease) in cash	38.0	(28.3)	(81.7)	(253.8)
Cash and cash equivalents, beginning of period	1,081.3	712.2	1,201.0	937.7
Cash and cash equivalents, end of period	$1,119.3	$683.9	$1,119.3	$683.9

Supplemental cash flow information (note 6).

See accompanying notes to unaudited consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2009 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in millions of U.S. dollars)

(unaudited)

	Number of shares (1) (in millions)	Capital stock	Contributed surplus	Treasury stock (2)	Deficit	Accumulated other comprehensive income (note 8)

Balance — December 31, 2008	229.2	$3,588.5	$211.6	$(7.2)	$(2,436.8)	$9.4
Shares issued	—	0.2	—	—	—	—
Purchase of treasury stock (2)	—	—	—	(0.1)	—	—
Stock-based compensation	—	—	7.1	7.3	—	—
Other	—	—	1.2	—	—	—
Net earnings for the first half of 2009	—	—	—	—	24.5	—
Currency translation adjustments	—	—	—	—	—	(5.1)
Change from derivatives designated as hedges	—	—	—	—	—	36.0
Balance — June 30, 2009	229.2	$3,588.7	$219.9	$—	$(2,412.3)	$40.3

Balance — December 31, 2009	229.5	$3,591.2	$211.0	$(0.4)	$(2,381.8)	$55.8
Shares issued	0.7	5.8	—	—	—	—
Purchase of treasury stock (2)	—	—	—	(15.1)	—	—
Stock-based compensation	—	—	12.3	2.4	—	—
Other	—	—	(0.1)	—	—	—
Net earnings for the first half of 2010	—	—	—	—	19.8	—
Currency translation adjustments	—	—	—	—	—	(3.3)
Change from derivatives designated as hedges	—	—	—	—	—	(5.9)
Balance — June 30, 2010	230.2	$3,597.0	$223.2	$(13.1)	$(2,362.0)	$46.6

(1)          Includes subordinate voting shares and multiple voting shares.

(2)          From time to time, we pay cash for the purchase of shares in the open market by a trustee to satisfy our obligation to deliver shares upon vesting of share unit awards under our long-term incentive plans. During the first half of 2010, we paid $15.1 for the trustee’s purchase of approximately 1.6 million shares in connection with these plans.  At June 30, 2010, the trustee held 1.4 million shares in connection with these plans, which we classify for accounting purposes as treasury stock with an ascribed value of $13.1.  At June 30, 2009, the trustee did not hold any such shares that were classified as treasury stock for accounting purposes.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

1.     Basis of presentation and significant accounting policies:

We prepare our financial statements in accordance with generally accepted accounting principles (GAAP) in Canada.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian GAAP for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the 2009 annual consolidated financial statements.  These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly our financial position as at June 30, 2010 and the results of operations, comprehensive income (loss) and cash flows for the three and six months ended June 30, 2009 and 2010.

i)     Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  We applied significant estimates and assumptions to our valuations against inventory and income taxes, to the amount and timing of restructuring charges or recoveries, to the fair values used in testing long-lived assets, and to valuing our pension costs.  We evaluate our estimates and assumptions on a regular basis, taking into account historical experience and other relevant factors. Actual results could differ materially from those estimates and assumptions.

During the second quarter of 2010, we recorded a net inventory valuation reversal of $3.0 through cost of sales to reflect increases in the value of our inventory, primarily due to changes in estimating net realizable values.

These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2009 annual consolidated financial statements.

ii)    Recently issued accounting pronouncements:

(a)  International financial reporting standards (IFRS):

In February 2008, the Canadian Accounting Standards Board announced the adoption of IFRS for publicly accountable enterprises. IFRS will replace Canadian GAAP effective January 1, 2011.  IFRS is effective for our first quarter of 2011 and will require that we restate our 2010 comparative numbers under IFRS.  Our preliminary IFRS accounting policy decisions are disclosed in our management’s discussion and analysis for the period ended June 30, 2010.

(b)  Business combinations:

In January 2009, the CICA issued Handbook Section 1582, “Business combinations,” which replaces the existing standards.  This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value.  Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs and restructuring charges will be expensed as incurred. This standard is equivalent to the IFRS on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements unless we engage in a significant acquisition.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(c) Multiple deliverable revenue arrangements:

In December 2009, the CICA issued EIC 175, “Multiple deliverable revenue arrangements,” which replaces the existing standards.  This abstract provides additional guidance for arrangements involving multiple deliverables including how consideration should be measured and allocated to the separate units of an arrangement.  This abstract is effective for 2011.  We are evaluating the impact of adopting this abstract on our consolidated financial statements.

2.     Acquisition:

In January 2010, we acquired the shares of Scotland-based Invec Solutions Limited (Invec) for a cash purchase price of $5.0. Invec provides warranty management, repair and parts management services to companies in the information technology and consumer electronics markets.  The amount of goodwill and intangible assets, primarily computer software assets, arising from this acquisition was $3.0 and $3.8, respectively. We are in the process of finalizing the valuation of certain items.  Accordingly, our fair value allocation is preliminary and is subject to refinement.

3.     Long-term debt:

(a)  Credit facility:

We have a revolving $200.0 credit facility with a maturity of April 2011.  We are required to comply with certain restrictive covenants relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. Commitment fees for the first half of 2010 were $1.1. We were in compliance with all covenants at June 30, 2010.  Based on the required financial ratios at June 30, 2010, we have full access to this facility.

We also have uncommitted bank overdraft facilities available for intraday operating requirements which total $65.0 at June 30, 2010.

There were no borrowings outstanding under either of these facilities at June 30, 2010.

(b)  Senior Subordinated Notes:

In March 2009, we paid $149.7 to repurchase a portion of our Senior Subordinated Notes due 2011 (2011 Notes) and recognized a gain of $9.1 in other charges.  In March 2010, we paid $231.6 to repurchase the remaining Senior Subordinated Notes due 2013 and recognized a loss of $8.8 in other charges. At June 30, 2010, we had no outstanding debt.

During the first quarter of 2009, we terminated the interest rate swap agreements related to the 2011 Notes and received a $14.7 cash settlement. In connection with the termination of the swap agreements, we discontinued fair value hedge accounting and recorded a write-down, through other charges, of $15.6 in the carrying value of the embedded prepayment option on the 2011 Notes to fair value.

4.     Other charges:

	Three months ended June 30		Six months ended June 30
	2009	2010	2009	2010

Restructuring (a)	$20.9	$23.8	$27.6	$31.9
Loss (gain) on repurchase of Notes (note 3(b))	—	—	(9.1)	8.8
Write-down of embedded prepayment option (note 3(b))	—	—	15.6	—
Other (b)	(0.2)	—	(0.9)	(2.4)
	$20.7	$23.8	$33.2	$38.3

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(a) Restructuring:

In January 2008, we estimated that a restructuring charge of between $50 and $75 would be recorded throughout 2008 and 2009.  In July 2009, we announced additional restructuring charges of between $75 and $100. Combined, we expect to incur total restructuring charges of between $150 and $175 associated with this program.  Since the beginning of 2008, we have recorded total restructuring charges of $150.3. Of that amount, $23.8 and $31.9 were recorded in the second quarter and first half of 2010, respectively.  We expect to complete these restructuring actions by the end of 2010. We recognize the restructuring charges as the detailed plans are finalized.

Our restructuring actions include consolidating facilities and reducing our workforce. The majority of the employees terminated under this plan were manufacturing and plant employees in the Americas, Europe and the Philippines.  For leased facilities that we no longer use, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. Adjustments are made to lease and other contractual obligations to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect changes in the accruals for other leases due to delays in the timing of sublease recoveries, changes in estimated sublease rates, or changes in use, relating principally to facilities in the Americas.  We expect our long-term lease and other contractual obligations to be paid out over the remaining lease terms through 2015.  Our restructuring liability is recorded in accrued liabilities.

Details of the 2010 activity are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	2010 non-cash charge	Total 2010 charge

December 31, 2009	$23.7	$20.8	$0.5	$45.0	$—	$—
Cash payments	(21.1)	(5.4)	(0.8)	(27.3)	—	—
Charges/adjustments	5.9	1.5	0.9	8.3	(0.2)	8.1
March 31, 2010	8.5	16.9	0.6	26.0	(0.2)	8.1
Cash payments	(8.8)	(3.4)	(0.9)	(13.1)	—	—
Charges/adjustments	18.7	3.9	0.7	23.3	0.5	23.8
June 30, 2010	$18.4	$17.4	$0.4	$36.2	$0.3	$31.9

As of June 30, 2010, we had approximately $21 in assets that are held-for-sale, primarily land and buildings, as a result of the restructuring actions we have implemented.  We have programs underway to sell these assets.  We will record gains or losses on disposal through restructuring charges.

(b) Other:

We realized recoveries on certain assets that were previously written down through other charges.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

5.     Segment and customer information:

(a)       The following table indicates revenue by end market as a percentage of total revenue.  Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: seasonality of business; the level of program wins or losses with new, existing or disengaging customers; the phasing in or out of programs; and changes in customer demand.

	Three months ended June 30		Six months ended June 30
	2009	2010	2009	2010

Consumer	22%	28%	26%	28%
Enterprise Communications	23%	22%	22%	22%
Telecommunications	20%	13%	19%	13%
Storage	12%	12%	10%	13%
Servers	12%	14%	12%	13%
Industrial, Aerospace and Defense, and Healthcare	11%	11%	11%	11%

(b)   For the second quarter and first half of 2010, two customers and one customer, respectively, individually represented more than 10% of total revenue.  For the second quarter and first half of 2009, three customers and two customers, respectively, individually represented more than 10% of total revenue.

6.     Supplemental cash flow information:

	Three months ended June 30		Six months ended June 30
	2009	2010	2009	2010
Paid during the period:

Interest (a)	$3.0	$0.8	$31.9	$12.9
Taxes (b)	$9.7	$4.5	$14.8	$5.5

(a)   This includes interest paid on the Notes.  Interest on the Notes was payable in January and July of each year until maturity or earlier repurchase or redemption.  We redeemed all of our outstanding Notes prior to March 31, 2010.

(b)   Cash taxes paid is net of any income taxes recovered.

	December 31	June 30
	2009	2010
Cash and cash equivalents are comprised of the following:

Cash (i)	$259.8	$250.5
Cash equivalents (i)	677.9	433.4
	$937.7	$683.9

(i)    Our current portfolio consists of certificates of deposit and certain money market funds that are secured exclusively by U.S. government securities.  The majority of our cash and cash equivalents are held with financial institutions each of which had at June 30, 2010 a Standard and Poor’s rating of A-1 or above.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

7.  Derivative financial instruments:

We enter into foreign currency contracts to hedge foreign currency risks primarily relating to cash flows.  The fair value of our foreign currency contracts at June 30, 2010 was a net unrealized gain of $1.0 (December 31, 2009 — net unrealized gain of $8.0).  This is comprised of $5.7 of derivative assets recorded in prepaid and other assets and other long-term assets, and $4.7 of derivative liabilities recorded in accrued liabilities. The unrealized gains and losses are a result of fluctuations in foreign exchange rates between the time the currency forward contracts were entered into and the valuation date at period end.

At June 30, 2010, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$163.9	$0.94	19	$2.1
British pound sterling	94.5	1.51	4	0.1
Thai baht	78.3	0.03	12	0.6
Malaysian ringgit	61.7	0.30	12	1.1
Mexican peso	45.9	0.08	12	0.5
Euro	32.2	1.24	2	0.1
Singapore dollar	23.2	0.71	12	—
Romanian lei	18.7	0.32	10	(2.8)
Swiss franc	9.1	0.93	4	0.1
Czech koruna	7.0	0.05	6	(0.7)
Japanese yen	5.0	0.01	1	—
Brazilian real	2.6	0.54	3	(0.1)
Total	$542.1			$1.0

8.     Accumulated other comprehensive income, net of tax:

	Year ended December 31	Six months ended June 30
	2009	2010

Opening balance of foreign currency translation account	$46.7	$46.9
Currency translation adjustment	(1.6)	(3.3)
Release of cumulative currency translation to other charges	1.8	—
Closing balance	46.9	43.6

Opening balance of unrealized net gain (loss) on cash flow hedges	$(37.3)	$8.9
Net gain on cash flow hedges (a)	14.4	3.2
Net loss (gain) on cash flow hedges reclassified to operations (b)	31.8	(9.1)
Closing balance(c)	8.9	3.0

Accumulated other comprehensive income	$55.8	$46.6

(a)   Net of income tax expense of nil and $0.3 for the three and six months ended June 30, 2010 ($0.1 income tax benefit for 2009).

(b)   Net of income tax benefit of $0.1 and $0.2 for the three and six months ended June 30, 2010 ($0.6 income tax expense for 2009).

(c)   Net of income tax expense of $0.2 as of June 30, 2010 ($0.1 income tax expense as of December 31, 2009).

We expect that the majority of the gains on cash flow hedges reported in accumulated other comprehensive income at June 30, 2010 will be reclassified to operations during the next 12 months, primarily through cost of sales as the underlying expenses that are being hedged are included in cost of sales.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

9.     Contingencies:

Litigation:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters.  Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such matters will not have a material adverse impact on our results of operations, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages.  They allege that during the purported class period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs have added one of our directors and Onex Corporation as defendants. All defendants have filed motions to dismiss the amended complaint.  These motions are pending.  A parallel class proceeding has also been issued against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice, but neither leave nor certification of the action has been granted by that court.  We believe that the allegations in these claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims.  We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

Income taxes:

We are subject to tax audits and reviews by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results.  Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment.  If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 through 2003 should have been materially higher as a result of certain inter-company transactions.

In connection with ongoing tax audits in Hong Kong, tax authorities have taken the position that income reported by one of our Hong Kong subsidiaries in 1999 through 2008 should have been materially higher as a result of certain inter-company transactions.  We submitted a proposed settlement of this tax audit to the Hong Kong tax authorities in July 2010; if accepted, the taxes and penalties would total approximately 129.5 million Hong Kong dollars (approximately $16.6 at current exchange rates), including the impact on future periods as a result of the reversal of tax attributes.  There can be no assurance as to the final resolution of these proceedings.

In connection with a tax audit in Brazil, tax authorities have taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. If Brazilian tax authorities ultimately prevail in their position, our Brazilian subsidiary’s tax liability would increase by approximately 43.5 million Brazilian reais (approximately $24.2 at current exchange rates).  In addition, Brazilian tax authorities may make similar claims in future audits with respect to these types of transactions.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

The successful pursuit of assertions made by taxing authorities related to the above noted tax audits or others could result in us owing significant amounts of tax, interest and possibly penalties.  We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings, and if these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. We regularly review Brazilian laws and assess the likelihood of the realization of the future benefit of the tax losses. A change to the benefit realizable on these Brazilian losses could result in a substantial increase to our net future tax liabilities.

10.  Financial instruments - financial risks:

Currency risk:

Due to the nature of our international operations, we are exposed to exchange rate fluctuations on our cash receipts, cash payments and balance sheet exposures denominated in various foreign currencies. We manage our currency risk through our hedging program using forecasts of future cash flows and our balance sheet exposures denominated in foreign currencies.  Our major currency exposures, as of June 30, 2010, are summarized in U.S. dollar equivalents in the following table.  For purposes of this table, we have excluded items such as pension, post-employment benefits and income taxes, in accordance with the financial instruments standards.  The local currency amounts have been converted to U.S. dollar equivalents using the spot rates as of June 30, 2010.

	Chinese renminbi	Canadian dollar	Malaysian ringgit	Mexican peso

Cash and cash equivalents	$25.1	$41.7	$1.8	$0.7
Accounts receivable	20.0	—	0.1	—
Other financial assets	0.4	0.4	0.4	—
Accounts payable and accrued liabilities	(27.8)	(30.7)	(13.1)	(17.7)
Net financial assets (liabilities)	$17.7	$11.4	$(10.8)	$(17.0)

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

At June 30, 2010, a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies has the following impact:

	Chinese renminbi	Canadian dollar	Malaysian ringgit	Mexican peso
1% Strengthening
Net earnings	$0.2	$0.3	$(0.2)	$(0.2)
Other comprehensive income	—	1.5	0.5	0.4
1% Weakening
Net earnings	(0.2)	(0.3)	0.2	0.2
Other comprehensive income	—	(1.4)	(0.5)	(0.4)

11.  Comparative information:

We have reclassified certain prior period information to conform to the current period’s presentation.

12.  Subsequent events:

In July 2010, we entered into an agreement to acquire the shares of Austrian-based Allied Panels Entwicklungs-und Produktions GmbH, a medical engineering and manufacturing service provider focusing on diagnostic imaging products.  We expect to complete this acquisition during the third quarter of 2010.

In July 2010, we announced our intention to file a Normal Course Issuer Bid (NCIB) to repurchase, at our discretion during the next 12 months, up to approximately 18 million, or 9%, of our subordinate voting shares on the open market, subject to the normal terms and limitations of such bids.  The number of subordinate voting shares which may be purchased will be reduced by the number of subordinate voting shares purchased for employee equity-based incentive programs.  Any subordinate voting shares purchased by us under the NCIB will be cancelled.  This plan is subject to the approval of the Toronto Stock Exchange.